EXHIBIT 3.1
AMENDMENT NO. 1 TO THE
SECOND AMENDED AND RESTATED
BY-LAWS
OF
MODERNA, INC.
(the “Corporation”)

Section 8 of Article VI of the Second Amended and Restated By-laws of the Corporation (the “By-laws”) is hereby amended and restated in its entirety as follows:

“SECTION 8. Exclusive Jurisdiction of Delaware Courts and the Federal District Courts of the United States of America for Certain Claims. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for state law claims for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of or based on a fiduciary duty owed by any current or former director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation or any current or former director, officer or other employee or stockholder of the Corporation arising pursuant to any provision of the DGCL or the Certificate or these By-laws, or (iv) any action asserting a claim against the Corporation or any current or former director or officer or other employee of the Corporation governed by the internal affairs doctrine. Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 8.”

Except as herein amended, the provisions of the By-laws shall remain in full force and effect.

Effective as of May 6, 2026.